GLOBAL corporate compliance

06011865

March 9, 2006

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Notice of the Meeting and Record Date filed February 15, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Associate

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

File No. 82-5084

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

February 15, 2006

TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission

SEC MAIL PROCESSING RECEIVED
MAR 2 0 2006
WASH, D.C. 213 SECTION

Dear Sirs:

RE: Globel Direct, Inc.
Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING	April 18, 2006
RECORD DATE FOR NOTICE:	March 13, 2006
RECORD DATE FOR VOTING:	March 13, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 13, 2006
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager, Client Relations
(403) 232-2406
carla_mckinstry@cibcmellon.com

cc: McLeod & Company
dbfach@mcleod-law.com

CDS & Co.